Exhibit 99.1

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	March 31,	December 31,
	2018	2017
Assets
CURRENT ASSETS:
Cash and cash equivalents	$127,460	$36,999
Short-term investments	—	36,001
Restricted deposit	197	198
Accounts receivable	4	—
Inventory	349	316
Prepaid expenses and other current assets	726	958
TOTAL CURRENT ASSETS	128,736	74,472
NON-CURRENT ASSETS
Property and equipment, net	637	805
Restricted deposit	29	29
Other non-current assets	—	244
TOTAL ASSETS	$129,402	$75,550
Liabilities and Shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$4,048	$4,435
Employee related accrued expenses	1,291	1,950
Deferred revenues	196	650
TOTAL CURRENT LIABILITIES	5,535	7,035

TOTAL LIABILITIES	5,535	7,035

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value; 100,000,000 shares authorized at March 31, 2018 and December 31, 2017; 15,473,981 and 13,751,390 shares issued and outstanding at March 31, 2018 and December 31, 2017, respectively	42	37
Additional paid-in capital	184,421	115,692
Accumulated deficit	(60,596)	(47,214)
TOTAL SHAREHOLDERS’ EQUITY	123,867	68,515
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$129,402	$75,550

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2018	2017
REVENUES	$481	$19
COST OF REVENUES	430	18
GROSS PROFIT	51	1
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT EXPENSES	7,622	2,664
GENERAL AND ADMINISTRATIVE EXPENSES	6,069	875
OPERATING LOSS	13,640	3,538
INTEREST AND OTHER INCOME, NET	(358)	(121)
REALIZED LOSS ON SALE OF SHORT-TERM INVESTMENT	100	—
NET LOSS	$13,382	$3,417
NET LOSS PER ORDINARY SHARE BASIC AND DILUTED	$0.88	$1.74
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER ORDINARY SHARE	15,267,939	2,307,025

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Ordinary Shares		Preferred Shares		Additional paid-in capital	Accumulated Deficit	Total
	Number of Shares	Amount	Number of Shares	Amount	Amounts
BALANCE AS OF JANUARY 1, 2018	13,751,390	$37	—	$—	$115,692	$(47,214)	$68,515
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2018:
Exercise of options into ordinary shares	39,665	*			—		—
Share-based compensation					4,541		4,541
Issuance of ordinary shares in public offering, net of issuance expense and underwriters' discounts	1,682,926	5			64,188		64,193
Net loss						(13,382)	(13,382)
BALANCE AS OF MARCH 31, 2018	15,473,981	$42	-	$-	$184,421	$(60,596)	$123,867

BALANCE AS OF JANUARY 1, 2017	2,305,743	$6	5,193,427	$13	$43,502	$(27,214)	$16,307
CHANGES DURING THE THREE MONTHS ENDED MARCH 31, 2017:
Exercise of options into ordinary shares	1,920	*			4		4
Share-based compensation					297		297
Net loss						(3,417)	(3,417)
BALANCE AS OF MARCH 31, 2017	2,307,663	$6	5,193,427	$13	$43,803	$(30,631)	$13,191

(*) Represents less than one thousand

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,382)	$(3,417)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and disposals	240	45
Share-based compensation	4,541	297
Realized loss on sale of short-term investment	100	—
Exchange rates differences	1	(1)
Fair value adjustment of warrants for preferred shares	—	(109)
Changes in operating assets and liabilities:
Increase in inventory	(33)	(126)
(Increase) decrease in accounts receivable	(4)	61
Decrease (increase) in prepaid expenses and other current assets	232	(158)
(Decrease) increase in accounts payable and accrued expenses	(206)	384
(Decrease) increase in deferred revenues	(454)	311
Decrease in employee related accrued expenses	(659)	(32)
Net cash used in operating activities	(9,624)	(2,745)
CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted deposit	—	(4)
Sale of short-term investment	35,901	—
Purchase of property and equipment	(72)	(78)
Net cash provided by (used in) investing activities	35,829	(82)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options into ordinary shares	—	4
Issuance of ordinary shares in public offering, net of issuance expenses	64,256	—
Issuance cost	—	(112)
Net cash provided by (used in) financing activities	64,256	(108)
INCREASE IN CASH AND CASH EQUIVALENTS	90,461	(2,935)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	36,999	21,362
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$127,460	$18,427
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non cash issuance cost	$21	$313

The accompanying notes are an integral part of these condensed consolidated financial statements.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

a.	UroGen Pharma Ltd. is an Israeli company incorporated in April 2004 ("UPL").

UroGen Pharma, Inc. a subsidiary of UPL, was incorporated in Delaware in October 2015 and began operating in February 2016 ("UPI").

UPL and UPI (together the “Company”) is a clinical stage biopharmaceutical company focused on developing novel therapies designed to change the standard of care for urological pathologies.

b.	In May 2017, the Company raised $60.8 million, net of issuance costs and underwriting discounts, in an Initial Public Offering ("IPO") on the Nasdaq stock market.
c.

As described in Note 5a1, in April 2017, the Company’s board of directors and shareholders approved a 3.2-for-1 split of the Company’s ordinary, Preferred A and Preferred A-1 shares. All of the share and per share amounts reflected in these financial statements and the notes thereto have been adjusted, on a retroactive basis, to reflect this share split.

d.

In January 2018, the Company completed a secondary public offering on Nasdaq of 1,682,926 ordinary shares, at a public offering price of $41.00 per share, in consideration for approximately $64.2 million net of underwriting discounts and commissions and issuance costs, including exercise of the underwriters’ option to purchase an additional 219,512 ordinary shares at the public offering price.

e.

As of the date of issuance of the consolidated financial statements, the Company has the ability to fund its planned operations for at least the next 12 months. However, the Company’s product candidates may never achieve commercialization and it will continue to incur losses for the foreseeable future. Therefore, in order to fund the Company’s research and development expenses, general and administrative expenses and capital expenditures until such time that the Company can generate substantial revenues, the Company may need to raise additional funds.

NOTE 2 - BASIS OF PRESENTATION

The unaudited condensed consolidated interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of March 31, 2018, and the results of operations and cash flows for the three-month periods ended March 31, 2018 and 2017.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2017 and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2017. The condensed balance sheet data as of December 31, 2017 included in these unaudited condensed consolidated financial statements was derived from the audited financial statements for the year ended December 31, 2017 but does not include all disclosures required by U.S. GAAP.

The results for the three-month period ended March 31, 2018 are not necessarily indicative of the results to be expected for the year ending December 31, 2018.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“Topic 606”, “ASU 2014-09”, or “the New Revenue Standard”). ASU 2014-09 requires entities to recognize revenue that represents the transfer of promised goods or services to customers in an amount equivalent to the consideration to which the entity expects to be entitled to in exchange for those goods or services. The following steps should be applied to determine this amount: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 supersedes the revenue recognition requirements in ASU 605, “Revenue Recognition,” and most industry-specific guidance in the Accounting Standards Codification. The New Revenue Standard is effective for the Company for annual reporting periods, including interim periods therein, beginning January 1, 2018. The New Revenue Standard may be applied retrospectively with the cumulative effect recognized as of the date of adoption (modified retrospective method). The Company has adopted the New Revenue Standard using modified retrospective method. The Company has completed its assessment of the New Revenue Standard and identified two revenue streams (1) licensing revenue and (2) revenue from clinical supply of RTGel per the license agreement with Allergan. The implementation of the New Revenue Standard did not have a material impact on the amount or timing of the Company’s current revenue recognition related to these revenue streams.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842 or “ASU 2016-02”). ASU 2016-02 supersedes existing guidance in Leases (Topic 840). The revised standard requires lessees to recognize the assets and liabilities arising from leases with lease terms greater than twelve months on the balance sheet, including those currently classified as operating leases, and to disclose key information about leasing arrangements. Lessees will be required to recognize a lease liability and a right-of-use asset on their balance sheets, while lessor accounting will remain largely unchanged. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact the adoption of ASU 2016-02 will have on its consolidated financial statements and related disclosures.

NOTE 4 – SHORT-TERM INVESTMENTS

The Company sold its short-term investments during March 2018 and recorded a realized loss on sale of short-term investment of $100 for the three months ended March 31, 2018. The Company also recorded increased interest income for the same period related to the short-term investment. At March 31, 2018, all the Company’s funds were in cash and cash equivalents.

NOTE 5 - FAIR VALUE MEASUREMENT

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s assets and liabilities that are measured at fair value as of March 31, 2018 and December 31, 2017 are classified in the tables below in one of the three categories described above:

	March 31,	December 31,
	2018	2017
Money market and mutual funds (1) - Level 1	$22,193	$26,127
Short-term investment - Level 2	-	36,001
Other - Level 3	-	-

(1)	Included in cash and cash equivalents on the consolidated balance sheets. The carrying amount is a reasonable estimate of fair value.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 5 - FAIR VALUE MEASUREMENT (continued)

The table below sets forth a summary of the changes in the fair value of the warrants for preferred shares classified as Level 3:

	Three months ended March 31,
	2018	2017
Balance at the beginning of the period	$—	$3,612
Changes in fair value during the period	—	(109)
Balance at end of the period	$—	$3,503

NOTE 6 - SHARE CAPITAL

a.	Share capital
1.

On April 19, 2017, the Company’s board of directors and shareholders approved an aggregate 3.2‑for-1 share split of the Company’s ordinary, Preferred A and Preferred A-1 shares. The share split was effected on April 19, 2017 by the issuance of 2.2 ordinary shares for each outstanding ordinary, Preferred A and Preferred A-1 share held immediately prior to the share split.

2.	In May 2017, the Company completed an IPO on the Nasdaq stock market, in which it issued 5,144,378 ordinary shares in consideration for $60.8 million, net of issuance costs and underwriting discounts.

3.

In January 2018, the Company completed a secondary public offering on Nasdaq of 1,682,926 ordinary shares, at a public offering price of $41.00 per share, in consideration for approximately $64.2 million net of underwriting discounts and commissions and issuance costs, including exercise of the underwriters’ option to purchase an additional 219,512 ordinary shares at the public offering price.

4.	During the three months ended March 31, 2018, the Company issued 39,665 ordinary shares with respect to the net exercise of options.
b.	Share-based compensation
1.	The following table illustrates the effect of share-based compensation on the statements of operations:

	Three months ended March 31,
	2018	2017
Research and development expenses	$2,473	$170
General and administrative expenses	2,068	127
	$4,541	$297

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

NOTE 6 - SHARE CAPITAL (continued)

2.	2017 Equity Incentive Plan

In March 2017, the Company’s board of directors adopted the 2017 Equity Incentive Plan ("2017 Plan"), which was approved by the shareholders in April 2017. The 2017 Plan provides for the grant of incentive stock options to the Company's employees and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards, and other forms of stock awards to the Company's employees, directors and consultants.

The maximum number of ordinary shares that may initially be issued under the 2017 Plan is 1,400,000. In addition, the number of ordinary shares reserved for issuance under the 2017 Plan will automatically increase on January 1st of each calendar year, from January 1, 2018 through January 1, 2026, so that the number of such shares reserved for issuance will equal 12% of the total number of ordinary shares outstanding on the last day of the calendar month prior to the date of each automatic increase, or a lesser number of shares determined by our board of directors. The maximum number of ordinary shares that may be issued upon the exercise of incentive stock options under the 2017 Plan is 5,600,000.

On January 1, 2018, the share reserve increased by 250,167 to 1,650,167.

The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of the Company’s ordinary shares on the date of grant. Options granted under the 2017 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

3.

During the three months ended March 31, 2018, the Company's board of directors approved grants of 575,000 options to executive management and employees of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price between $38.64 to $55.50. The options vest in several installments over a three-year period. As of the grant date, the fair value of these options was $18,043. The options expire ten years after their grant date.

4.

During the three months ended March 31, 2018, the Company's board of directors approved grants of 18,500 restricted stock units, or RSUs, to executive management and employees of the Company. The RSUs vest in several installments over a three-year period. As of the grant date, the fair value of these RSUs was $926. The RSUs expire ten years after their grant date.

5.

In January 2018, the Company's board of directors approved a grant of 40,000 options to the Chairman of the board of directors of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $43.67. The options vest quarterly over a one-year period. As of the grant date, the fair value of these options was $1,392. The options expire ten years after their grant date.

6.

In January 2018, the Company's board of directors approved grants of 30,000 options to consultants of the Company. Each option is exercisable into one ordinary share of the Company at an exercise price of $ 43.67. The options vest monthly over a one-year period. The fair value of these options was estimated at $809. The options expire ten years after their grant date.

NOTE 7 - RELATED PARTIES

UPI entered into a lease agreement, dated as of November 2015 and commencing as of May 2016, for office space located at 689 Fifth Avenue in New York. UPI shared the office space equitably with Kite Pharma, Inc., a Delaware corporation, which is a cosignatory to such lease agreement. Arie Belldegrun, M.D., UPL’s chairman, served as the Chairman and Chief Executive Officer of Kite Pharma, Inc. until his resignation effective as of October 3, 2017, in connection with the acquisition of Kite Pharma, Inc. by Gilead Sciences, Inc.

During September 2017, the Company leased additional offices at 499 Park Avenue in New York, and in April 2018, terminated its lease for offices at 689 Fifth Avenue in New York. The Company expects the office to be assumed by other tenants in the near future.

UROGEN PHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data)

(Unaudited)

However, until the assumption takes place, the Company has recorded an estimate of approximately $291 in early termination expense on the lease for the three months ended March 31, 2018. The Company also recorded a loss on disposal of fixed assets of $183 for the three months ended March 31, 2018, regarding the accelerated depreciation on the leasehold improvements associated with the lease.

NOTE 8 - LOSS PER SHARE:

The following table sets forth the calculation of basic and diluted loss per share (“LPS”) for the periods indicated:

	Three months ended March 31,
	2018	2017
Basic and diluted:
Net Loss attributable to equity holders of the Company	$13,382	$3,417
Dividend accumulated on preferred shares during the period	$—	$602
Net Loss attributable to equity holders of the Company, after reducing dividend accumulated on preferred shares	$13,382	$4,019
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per ordinary share	15,267,939	2,307,025
Basic and diluted net loss per ordinary share	$0.88	$1.74

For the three-month periods ended March 31, 2018 and March 31, 2017, all ordinary shares underlying outstanding options, A-1 warrants and convertible preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

NOTE 9 - SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through May 15, 2018.

In April 2018, UPI entered into a new lease agreement for an office in Los Angeles, CA.  The lease commencement date is estimated to be in the third quarter of 2018 and terminate in 2023. The total contractual obligation for the duration of the lease is approximately $1,400.